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                       SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO/A
                                 (RULE 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                                  CompUSA Inc.

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                       (Name of Subject Company (Issuer))

                              TPC Acquisition Corp.
                                       and
                          Grupo Sanborns, S.A. de C.V.

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                       (Name of Filing Persons (Offerors))


                     Common Stock, $.01 Per Share Par Value
           (Including the Associated Rights to Purchase Common Stock)

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                         (Title of Class of Securities)

                                    209432107

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                      (CUSIP Number of Class of Securities)

                               Rafael Robles Miaja
                     Franck, Galicia, Duclaud y Robles, S.C.
                                  Torre Optima
                                   Tercer Piso
                         Avenida Paseo de las Palmas 405
                          Colonia: Lomas de Chapultepec
                                   D.F. 11000
                                     Mexico
                                011-525-540-9225

                                   Copies to:

                            Daniel S. Sternberg, Esq.
                             Jorge Juantorena, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000
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                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)
--------------------------------------------------------------------------------

================================================================================


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         Check the appropriate boxes below to designate any transactions to which the statement relates:

|X|      third-party tender offer subject to Rule 14d-1.

|_|      issuer tender offer subject to Rule 13e-4.

|_|      going-private transaction subject to Rule 13e-3.

|X|      amendment to Schedule 13D under Rule 13d-2.



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                                                                     Page 3 of 6

CUSIP No. 209432107

         This Amendment No. 1 (this "Amendment") amends and supplements the joint Tender Offer Statement on Schedule TO (as amended and supplemented, the "Schedule TO") filed with the Securities and Exchange Commission on February 1, 2000, by TPC Acquisition Corp. ("Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Grupo Sanborns, S.A. de C.V., a corporation organized under the laws of the United Mexican States ("Parent"), to purchase all the outstanding shares of common stock, par value $.01 per share (the "Common Stock") of CompUSA Inc., a Delaware corporation (the "Company"), including the associated common stock purchase rights (the "Rights" and together with the Common Stock, the "Shares") which are not owned by Parent or its affiliates, at a purchase price of $10.10 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of February 1, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule TO.

      This Amendment also amends the Schedule 13D, as previously amended, of the Slim Family; Grupo Carso, S,A. de C.V. and Parent filed with the Securities and Exchange Commission on November 22, 1999, which is incorporated herein by reference.

      Reference is hereby made to the press release dated February 15, 2000, which is attached hereto as Exhibit (a)(1)(I) and is incorporated herein by reference.

ITEM 12.      EXHIBITS.

                           (a)(1)(I) Text of Press Release issued by Parent and
                                     the Company on February 15, 2000.


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CUSIP No. 209432107                                                  Page 4 of 6

                                   SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 15, 2000


                                       GRUPO SANBORNS, S.A. de C.V.


                                       By: /s/ Eduardo Valdes
                                           Name:    Eduardo Valdes
                                           Title:  Attorney-in-Fact


                                       TPC ACQUISTION CORP.


                                       By: /s/ Javier Cervantes
                                           Name:    Javier Cervantes
                                           Title:   Director and Secretary




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CUSIP No. 209432107                                                  Page 5 of 6

                                INDEX TO EXHIBIT

The following item (a)(1)(I) is hereby added to the Index of Exhibits:

     EXHIBIT
      NUMBER      DESCRIPTION
      ------      -----------
 (a)(1)(I)        Text of Press Release issued by Parent and the Company on
                  February 15, 2000.



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